Exhibit 99.2

Financial Report for the Three and Nine Months Ended September 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and nine-month periods ended September 30, 2015 and September 30, 2014. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period prior to the formation of GasLog Partners LP refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., which were contributed by GasLog Ltd. (“GasLog”) to the Partnership at the initial public offering (the “IPO”). When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP and its subsidiaries, including GAS-sixteen Ltd. and GAS-seventeen Ltd., which were acquired from GasLog on September 29, 2014, and GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which were acquired from GasLog on July 1, 2015. You should read this section in conjunction with our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 17, 2015. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	Liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Cash Distribution

On October 28, 2015, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended September 30, 2015, of $0.478 per unit. The cash distribution is payable on November 12, 2015, to all unitholders of record as of November 9, 2015. The aggregate amount of the declared distribution will be $15.71 million.

Recent Developments

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at an offering price of $23.90 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $175.52 million.

The Partnership used proceeds from the public offering to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483.0 million. The acquisition closed on July 1, 2015. As a consideration for this acquisition, the Partnership paid GasLog $172.63 million, representing the difference between the $483.0 million aggregate purchase price and the $325.50 million of outstanding indebtedness of the acquired entities assumed by GasLog Partners plus a final adjustment of $15.13 million in order to maintain the agreed working capital position in the acquired entities of $3.0 million.

GasLog had acquired the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, each a modern LNG steam-powered (“Steam”) carrier with a capacity of 145,000 cbm, from a subsidiary of BG Group plc (“BG Group”) on June 4, 2014, June 11, 2014 and June 25, 2014, respectively.

As of September 30, 2015, GasLog held a 32.9% interest in the Partnership (including 2% through general partner units); as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

GasLog LNG Services Ltd., our vessels’ management company, and a substantial number of its staff are located in Greece. The current economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of eight LNG carriers, which have fixed charter terms expiring through 2020 which can be extended at the charterers’ option, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

Our fleet consists of eight LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TFDE”) and five modern Steam vessels that operate under long-term charters with Methane Services Limited, a subsidiary of BG Group (“MSL”). We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners in the future.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing on terms acceptable to us.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018(5)	2021–2026 (2)
GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018(5)	2021–2026 (2)
GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(5)	2021–2026 (2)
Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023–2025 (3)
Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022–2024 (3)
Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019	2022–2024 (4)
Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020	2023–2025 (4)
Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020	2023–2025 (4)

(1)	Vessels are chartered to MSL, a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years at the option of the charterer, and each charter
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requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)	Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	Charter expiration was amended based on the agreement signed with MSL on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options for the GasLog Sydney, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels of GasLog, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into bareboat or time charter arrangements for such vessels that are designed to guarantee the total cash distribution from the vessels for any period of charter shortening.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase the following 9 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer — or, in the case of the GasLog Seattle and the Methane Lydon Volney, which GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014, or, in the case of the Methane Becki Anne and the Methane Julia Louise, 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020
Solaris	2014	155,000	Shell	TFDE	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	TFDE	2026
Hull No. 2073	Q2 2016	174,000	BG Group	TFDE	2026
Hull No. 2102	Q3 2016	174,000	BG Group	TFDE	2023
Hull No. 2103	Q4 2016	174,000	BG Group	TFDE	2023
Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020
Methane Becki Anne	2010	170,000	BG Group	TFDE	March 2024
Methane Julia Louise	2010	170,000	BG Group	TFDE	March 2026

(1)	For newbuildings expected delivery quarters are presented.

(2)	Vessels are chartered to MSL, or a subsidiary of Royal Dutch Shell plc (“Shell”), as applicable.

(3)	Indicates the expiration of the initial fixed term.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The three newbuildings listed below which are expected to be chartered under the agreement signed with a subsidiary of BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

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LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(3)	Propulsion(2)	Estimated Charter Expiration(4)
Hull No. 2130	Q1 2018	174,000	BG Group	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	BG Group	LP-2S	2028
Hull No. 2131	Q1 2019	174,000	BG Group	LP-2S	2029

(1)	Expected delivery quarters are presented.

(2)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(3)	Vessels are chartered to MSL.

(4)	Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results and summary financial data set forth below are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of two vessels from GasLog to the Partnership in September 2014 and the transfer of an additional three vessels from GasLog to the Partnership in July 2015 was each accounted for as a reorganization of entities under common control. The combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

The results presented herein derive from the unaudited condensed combined and consolidated financial statements of the Partnership that for the periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. as they were under the common control of GasLog and retrospectively adjusted to reflect the accounts of GAS-sixteen Ltd. and GAS-seventeen Ltd. since their incorporation in January 2014 and the accounts of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. since their incorporation in April 2014.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, were delivered and immediately commenced their time charters with MSL in January 2013, March 2013 and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with MSL upon their acquisition by GasLog on April 10, 2014, while the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally commenced their charters with MSL upon their acquisition by GasLog on June 4, 2014, June 11, 2014 and June 25, 2014, respectively.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended September 30, 2014 compared to the three-month period ended September 30, 2015

	Three-month period ended September 30,
	2014	2015	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	51,122	51,453	331
Vessel operating costs	(10,650)	(10,791)	(141)
Depreciation	(11,175)	(11,099)	76
General and administrative expenses	(2,336)	(3,415)	(1,079)
Profit from operations	26,961	26,148	(813)
Financial costs	(7,084)	(6,923)	161
Financial income	15	5	(10)
Gain on interest rate swaps	343	—	(343)
Profit for the period	20,235	19,230	(1,005)

For the three-month periods ended September 30, 2014 and September 30, 2015, we had an average of 8.0 vessels operating in our owned fleet, with 731 operating days for the three months ended September 30, 2014 and 736 operating days for the respective period in 2015, both averages based on following the common control accounting mentioned above. Our fleet utilization was 99.32% during the three months ended September 30, 2014 and 100% during the respective period in 2015.

Revenues: Revenues increased by $0.33 million, or 0.65%, from $51.12 million for the three-month period ended September 30, 2014, to $51.45 million for the same period in 2015. The increase is mainly attributable to the 5 off-hire days of the Methane Heather Sally in the comparative period of 2014.

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Vessel Operating Costs: Vessel operating costs increased by $0.14 million, or 1.31%, from $10.65 million for the three-month period ended September 30, 2014, to $10.79 million for the same period in 2015.

Depreciation: Depreciation decreased by $0.08 million, or 0.72%, from $11.18 million for the three-month period ended September 30, 2014, to $11.10 million for the same period in 2015.

General and Administrative Expenses: General and administrative expenses increased by $1.08 million, or 46.15%, from $2.34 million for the three-month period ended September 30, 2014, to $3.42 million for the same period in 2015. The increase is mainly attributable to an increase in administrative expenses of $0.73 million for services under the administrative services agreement with GasLog related to the 5 vessels acquired from GasLog in 2014 and 2015 and an increase of $0.36 million in legal and professional fees.

Financial Costs: Financial costs decreased marginally by $0.16 million, or 2.26%, from $7.08 million for the three-month period ended September 30, 2014, to $6.92 million for the same period in 2015. During the three-month period ended September 30, 2015, we had an average of $788.43 million of outstanding indebtedness, with a weighted average interest rate of 3.03%, compared to an average of $842.17 million of outstanding indebtedness with a weighted average interest rate of 2.82% during the three-month period ended September 30, 2014.

Gain on Interest Rate Swaps: Gain on interest rate swaps decreased by $0.34 million, from a gain of $0.34 million for the three-month period ended September 30, 2014, to $0 for the same period in 2015. In the three months ended September 30, 2015, there were no outstanding interest rate swaps as they were terminated in 2014, in connection with the refinancing of GasLog Partners’ outstanding debt.

Profit for the Period: Profit for the period decreased by $1.01 million, or 4.99%, from $20.24 million for the three-month period ended September 30, 2014, to $19.23 million for the same period in 2015, as a result of the aforementioned factors.

Nine-month period ended September 30, 2014 compared to the nine-month period ended September 30, 2015

	Nine-month period ended September 30,
	2014	2015	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	106,721	147,736	41,015
Vessel operating costs	(21,594)	(34,280)	(12,686)
Depreciation	(22,547)	(33,097)	(10,550)
General and administrative expenses	(4,300)	(8,322)	(4,022)
Profit from operations	58,280	72,037	13,757
Financial costs	(19,455)	(20,316)	(861)
Financial income	26	24	(2)
Loss on interest rate swaps	(3,273)	—	3,273
Profit for the period	35,578	51,745	16,167

For the nine-month period ended September 30, 2014, we had an average of 5.47 vessels operating in our owned fleet having 1,486 operating days, while during the nine-month period ended September 30, 2015, we had an average of 8.0 vessels operating in our owned fleet having 2,109 operating days, both averages based on following the common control accounting mentioned above. Our fleet utilization was 99.46% and 96.57% in the nine-month periods ended September 30, 2014 and 2015, respectively.

Revenues: Revenues increased by $41.02 million, or 38.44%, from $106.72 million for the nine-month period ended September 30, 2014, to $147.74 million for the same period in 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014 and the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on June 4, 2014, June 11, 2014 and June 25, 2014, respectively and the commencement of their charter party agreements. These deliveries resulted in an increase in operating days. The increase in revenues was partially offset by a decrease of $3.83 million caused mainly by the off-hire days due to the drydockings of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

Vessel Operating Costs: Vessel operating costs increased by $12.69 million, or 58.78%, from $21.59 million for the nine-month period ended September 30, 2014, to $34.28 million for the same period in 2015. The increase is mainly attributable to the increased operating days in the nine-month period ended September 30, 2015 and the increased technical maintenance expenses due to the planned underwater inspections and maintenance of the main engines for the three vessels of the initial fleet and other repairs that were undertaken during the drydocking of the three vessels acquired from GasLog in 2015.

Depreciation: Depreciation increased by $10.55 million, or 46.78%, from $22.55 million for the nine-month period ended September 30, 2014, to $33.10 million for the same period in 2015. The increase is mainly attributable to the depreciation charges of the Methane Rita Andrea and the Methane Jane Elizabeth delivered in April 2014 and the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally delivered in June 2014.

General and Administrative Expenses: General and administrative expenses increased by $4.02 million, or 93.49%, from $4.30 million for the nine-month period ended September 30, 2014, to $8.32 million for the same period in 2015. The increase is mainly attributable to an increase in administrative expenses of $1.96 million for services under the administrative services agreement with GasLog, which went into effect on May

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12, 2014, the closing date of our initial public offering, an increase of $0.98 million in legal and professional fees related to the requirements of being a public company, an increase of board of directors’ fees of $0.40 million, an increase in commercial management fees of $0.49 million related to the acquisition of the five vessels and an increase in managers’ liability insurance of $0.12 million.

Financial Costs: Financial costs increased by $0.86 million, or 4.42%, from $19.46 million for the nine-month period ended September 30, 2014, to $20.32 million for the same period in 2015. The increase of $0.86 million is mainly attributable to an increase in interest expense by $4.09 million partially offset by a reduction of $3.25 million in the amortization of loan fees due to the debt prepayment made in the second quarter of 2014 that resulted in the write-off of the respective loan fees. During the nine-month period ended September 30, 2015, we had an average of $795.89 million of outstanding indebtedness, with a weighted average interest rate of 2.97%, compared to an average of $613.70 million of outstanding indebtedness with a weighted average interest rate of 2.97% during the nine-month period ended September 30, 2014.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $3.27 million, from a loss of $3.27 million for the nine-month period ended September 30, 2014, to $0 for the same period in 2015. In the nine months ended September 30, 2015, there were no outstanding interest rate swaps as they were terminated in 2014, in connection with the refinancing of GasLog Partners’ outstanding debt.

Profit for the Period: Profit for the period increased by $16.17 million, or 45.45%, from $35.58 million for the nine-month period ended September 30, 2014, to $51.75 million for the same period in 2015, as a result of the aforementioned factors.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of September 30, 2015, we had $78.20 million of cash and cash equivalents, of which $7.01 million was held in time deposits with an original duration of less than three months.

As of September 30, 2015, we had an aggregate of $778.63 million of indebtedness outstanding under our credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $338.0 million of outstanding debt is repayable within one year. Current debt includes $315.50 million from the outstanding indebtedness of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., assumed on their acquisition. We are currently in active discussions with a number of banks for its refinancing. We expect this to be completed in the coming months.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank loan facility, in which the Partnership’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015.

On June 5, 2015, pursuant to a supplemental deed entered into by the GasLog subsidiaries GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and effective from July 1, 2015 relating to their Citibank loan facility, the Partnership was added as a corporate guarantor for the respective loan facility.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

Working Capital Position

As of September 30, 2015, our current assets totaled $92.07 million while current liabilities totaled $370.33 million, resulting in a negative working capital position of $278.26 million. Current liabilities include an amount of $315.50 million which is the current portion of three credit facilities that we are currently in discussions to refinance with one or more term loans. Discussions to date with prospective lenders, while not yet conclusive, have been encouraging, for lending at suitable indicative terms. Based on these discussions and indicative terms, management remains confident that planned bank refinancing will be completed on a timely basis, in advance of any forthcoming maturities reflected in the negative working capital position as of September 30, 2015. As a matter of prudence, management are nonetheless in parallel assessing other sources of debt financing, such that a comprehensive refinancing is completed in timely fashion.

Other than the refinancing requirements noted above, and taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

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Cash Flows

Nine-month period ended September 30, 2014 compared to the nine-month period ended September 30, 2015

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Nine months ended September 30,
	2014	2015

	(in thousands of U.S. dollars)
Net cash provided by operating activities	85,174	82,831
Net cash (used in)/provided by investing activities	(803,763)	16,414
Net cash provided by/(used in) financing activities	781,623	(68,284)

Net Cash from Operating Activities:

Net cash provided by operating activities decreased by $2.34 million, from $85.17 million in the nine-month period ended September 30, 2014, to $82.83 million in the nine-month period ended September 30, 2015. The decrease of $2.34 million is mainly attributable to an increase of $32.08 million in payments for general and administrative expenses, operating expenses and inventories and an increase of $5.64 million in cash paid for interest, offset by an increase of $33.40 million in revenue collections and a decrease of $1.98 million in realized losses for interest rate swaps held for trading.

Net Cash from Investing Activities:

Net cash from investing activities increased by $820.17 million, from cash used in investing activities of $803.76 million in the nine-month period ended September 30, 2014, to cash provided by investing activities of $16.41 million in the nine-month period ended September 30, 2015. The increase of $820.17 million is mainly attributable to a decrease of net cash used in payments for vessels of $782.28 million and an increase in net cash from short-term investments of $37.89 million.

Net Cash from Financing Activities:

Net cash from financing activities decreased by $849.90 million, from cash provided by financing activities of $781.62 million in the nine-month period ended September 30, 2014, to cash used in financing activities of $68.28 million in the nine-month period ended September 30, 2015. The decrease of $849.90 million is attributable to proceeds from borrowings of $542.50 million in the first nine months of 2014, capital contributions received of $232.56 million in 2014, decreased net public offering proceeds of $147.30 million, an increase in distributions of $31.35 million, partially offset by decreased bank loan repayments by $71.36 million, a decrease of $11.27 million in cash remittance to GasLog in exchange for contribution of net assets, a decrease of $5.49 million in payments of loan issuance costs, a decrease of $1.95 million in payments of dividends due prior to vessels’ drop-down to GasLog and the repayment in 2014 of advances from unitholders of $13.72 million.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of September 30, 2015.

	Contracted Charter Revenues and Days from Time Charters

	On and after October 1,	For the years ending December 31,
	2015	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$51.38	$201.07	$205.09	$162.24	$112.83	$37.08	$769.69
Total contracted days(1)	736	2,868	2,920	2,364	1,716	564	11,168
Total available days(5)	736	2,868	2,920	2,830	2,920	2,838	15,112
Total unfixed days(6)	—	—	—	466	1,204	2,274	3,944
Percentage of total contracted days/total available days	100%	100%	100%	83.53%	58.77%	19.87%	73.90%

(1)	Reflects time charter revenues and contracted days for the eight LNG carriers in our fleet.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.
7

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of September 30, 2015 for the eight LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. In addition, this table does not reflect GasLog’s agreement to enter into a bareboat or time charter arrangement with us covering any period of shortening for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney charter party agreements. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities Exchange Commission on February 17, 2015. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Controls and Procedures

Material weakness as of December 31, 2014. As reported under Item 15A of our Annual Report on Form 20-F for the year ended December 31, 2014, our chief executive officer and chief financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to the design of our control to evaluate the classification of transactions between the Partnership and GasLog in the statement of cash flows for various transactions entered into prior to the closing of our initial public offering.

Changes in Internal Controls over Financial Reporting. Since December 31, 2014, we have implemented the following additional control procedures in our process for the review of our cash flows and the classification of certain transactions within the cash flow statement, focusing specifically on detailed analysis of cash and non-cash transactions between the Partnership and GasLog:

i)	The Financial Controller reviews and signs-off the statement of cash flows, as an additional level of detailed review following the review by the Financial Reporting Manager focusing on the reconciliation of the related party transactions and their respective classification in the statement of cash flows.

ii)	During management’s Disclosure Committee meeting any one-off transactions, either cash or non-cash, between the Partnership and GasLog, as well as the respective presentation in our financial statements are reviewed in detail as an additional compensating control.

Additionally, management has added supplemental disclosure of non-cash items on the face of the statement of cash flows in the quarterly financial statements to facilitate the reconciliation of such movements on a quarterly basis.

Management has concluded that the new controls in connection with the completion of the interim financial statements for the three months ended March 31, 2015, June 30, 2015 and September 30, 2015 were operating effectively in relation to the classification of transactions between the Company and GasLog in the statement of cash flows and considers the material weakness reported as of December 31, 2014 in our internal control over financial reporting fully remediated.

8

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

F-1

GasLog Partners LP

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2014 and September 30, 2015

(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2014	September 30, 2015
		(restated) (1)
Assets
Non-current assets
Other non-current assets		2,063,026	2,088,174
Vessels	4	1,311,857,369	1,285,826,918
Total non-current assets		1,313,920,395	1,287,915,092
Current assets
Trade and other receivables		1,404,423	9,582,141
Due from related parties	3	925,398	1,539,265
Inventories		1,822,818	1,670,263
Prepayments and other current assets		1,148,951	1,080,047
Short-term investments		21,700,000	—
Cash and cash equivalents		47,241,742	78,202,672
Total current assets		74,243,332	92,074,388
Total assets		1,388,163,727	1,379,989,480
Partners’ equity and liabilities
Partners’ equity
Owners’ capital		146,163,067	—
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014 and 21,822,358 units issued and outstanding as of September 30, 2015)		324,967,226	505,059,460
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014 and September 30, 2015)		77,087,950	58,705,445
General partner (492,750 units issued and outstanding as of December 31, 2014 and 645,811 units issued and outstanding as of September 30, 2015)		6,085,438	8,748,725
Incentive distribution rights		—	1,049,739
Total partners’ equity	5	554,303,681	573,563,369
Current liabilities
Trade accounts payable		3,300,909	3,078,633
Due to related parties	3	10,333,093	1,099,942
Other payables and accruals	7	23,635,954	30,753,494
Borrowings – current portion	6	20,999,800	335,395,748
Total current liabilities		58,269,756	370,327,817
Non-current liabilities
Borrowings – non-current portion	3,6	775,537,142	435,953,330
Other non-current liabilities		53,148	144,964
Total non-current liabilities		775,590,290	436,098,294
Total partners’ equity and liabilities		1,388,163,727	1,379,989,480

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed combined and consolidated statements of profit or loss

For the three and nine months ended September 30, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
		(restated) (1)		(restated) (1)
Revenues		51,121,634	51,452,562	106,720,681	147,735,540
Vessel operating costs		(10,649,286)	(10,791,334)	(21,593,584)	(34,279,878)
Depreciation	4	(11,175,757)	(11,098,875)	(22,547,311)	(33,097,312)
General and administrative expenses	8	(2,335,343)	(3,414,873)	(4,300,432)	(8,321,836)
Profit from operations		26,961,248	26,147,480	58,279,354	72,036,514
Financial costs	9	(7,083,677)	(6,922,543)	(19,455,166)	(20,315,817)
Financial income		14,757	4,818	25,502	23,998
Gain/(loss) on interest rate swaps	9	342,816	—	(3,273,022)	—
Total other expenses, net		(6,726,104)	(6,917,725)	(22,702,686)	(20,291,819)
Profit for the period		20,235,144	19,229,755	35,576,668	51,744,695

Earnings per unit attributable to the Partnership, basic and diluted:	12
Common unit		0.56	0.56	0.77	1.79
Subordinated unit		0.39	0.56	0.56	1.26
General partner unit		0.48	0.60	0.67	1.64

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed combined and consolidated statements of comprehensive income

For the three and nine months ended September 30, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
		(restated) (1)		(restated) (1)
Profit for the period		20,235,144	19,229,755	35,576,668	51,744,695
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss		—	—	(309,593)	—
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	9	440,680	—	2,320,723	—
Other comprehensive income for the period		440,680	—	2,011,130	—
Total comprehensive income for the period		20,675,824	19,229,755	37,587,798	51,744,695

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed combined and consolidated statements of changes in owners’/partners’ equity

For the nine months ended September 30, 2014 and 2015

(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Incentive distribution rights	Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2014	—	—	—	—	—	—	—	—	156,168,950	156,168,950
Capital contributions	—	—	—	—	—	—	—	—	232,561,000	232,561,000
Profit attributable to GasLog’s operations (see Note 12)	—	—	—	—	—	—	—	—	22,178,644	22,178,644
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	23,619,234	23,619,234
Net assets contributed by GasLog in exchange for General partner, Common, Subordinated units and cash	400,913	3,786,024	162,358	1,530,103	9,822,358	92,767,390	—	98,083,517	(163,779,039)	(65,695,522)
Cash remittance to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(118,201,636)	(118,201,636)
Difference between net book values of acquired subsidiaries and consideration paid	—	(645,452)	—	(260,856)	—	(15,815,258)	—	(16,721,566)	16,721,566	—
Dividend declared and paid to unitholders	—	(82,604)	—	(2,023,799)	—	(2,023,799)	—	(4,130,202)	—	(4,130,202)
Proceeds from issuance of common units, net of costs	91,837	2,846,947	14,160,000	319,130,150	—	—	—	321,977,097	—	321,977,097
Partnership’s profit (Note 12)	—	267,961	—	7,590,014	—	5,540,049	—	13,398,024	—	13,398,024
Partnership’s other comprehensive income	—	11,410	—	256,178	—	302,952	—	570,540	—	570,540
Partnership’s total comprehensive income	—	279,371	—	7,846,192	—	5,843,001	—	13,968,564	—	13,968,564
Balance at September 30, 2014 (as restated (1))	492,750	6,184,286	14,322,358	326,221,790	9,822,358	80,771,334	—	413,177,410	147,090,075	560,267,485

Balance at January 1, 2015 (as restated (1))	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	—	408,140,614	146,163,067	554,303,681
Profit attributable to GasLog’s operations (see Note 12)	—	—	—	—	—	—	—	—	7,003,443	7,003,443
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	7,003,443	7,003,443
Cash remittance to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(172,626,653)	(172,626,653)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,182,216)	—	(297,211)	—	(17,980,716)	—	(19,460,143)	19,460,143	—
Net proceeds from public offering and issuance of general partner units (Note 5)	153,061	3,658,158	7,500,000	171,857,469	—	—	—	175,515,627	—	175,515,627
Distributions declared (Note 11)	—	(709,615)	—	(21,927,944)	—	(12,803,444)	(39,732)	(35,480,735)	—	(35,480,735)
Share-based compensation	—	2,135	—	65,903	—	29,663	9,053	106,754	—	106,754
Partnership’s profit (Note 12)	—	894,825	—	30,394,017	—	12,371,992	1,080,418	44,741,252	—	44,741,252
Partnership’s total comprehensive income	—	894,825	—	30,394,017	—	12,371,992	1,080,418	44,741,252	—	44,741,252
Balance at September 30, 2015	645,811	8,748,725	21,822,358	505,059,460	9,822,358	58,705,445	1,049,739	573,563,369	—	573,563,369

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-5

GasLog Partners LP

Unaudited condensed combined and consolidated statements of cash flows

For the nine months ended September 30, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the nine months ended
	Note	September 30, 2014	September 30, 2015
		(restated) (1)
Cash flows from operating activities:
Profit for the period		35,576,668	51,744,695
Adjustments for:
Depreciation		22,547,311	33,097,312
Financial costs		19,455,166	20,315,817
Financial income		(25,502)	(23,998)
Unrealized gain on interest rate swaps held for trading		(1,029,988)	—
Recycled loss of cash flow hedges reclassified to profit or loss		2,320,723	—
Recognition of share-based compensation		—	136,298
		78,844,378	105,270,124
Movements in working capital		16,976,990	(6,150,540)
Cash provided by operations		95,821,368	99,119,584
Interest paid		(10,647,865)	(16,288,804)
Net cash provided by operating activities		85,173,503	82,830,780
Cash flows from investing activities:
Payments for vessels		(787,591,288)	(5,314,747)
Financial income received		20,458	28,878
Purchase of short-term investments		(20,694,481)	(4,000,000)
Maturity of short-term investments		4,502,327	25,700,000
Net cash (used in)/provided by investing activities		(803,762,984)	16,414,131
Cash flows from financing activities:
Borrowings drawdowns		542,500,000	—
Borrowings repayments		(98,232,618)	(26,875,000)
Payment of loan issuance costs		(6,410,294)	(916,454)
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount		322,797,097	176,533,158
Cash distribution to GasLog in exchange for contribution of net assets		(183,897,158)	(172,626,653)
Payment of offering costs		(35,186)	(1,068,297)
Distributions paid		(4,130,202)	(35,480,735)
Dividend due to GasLog before vessels’ drop-down		(9,800,000)	(7,850,000)
Decrease of amounts due to shareholders		(13,728,649)	—
Capital contributions received		232,560,000	—
Net cash provided by/(used in) financing activities		781,622,990	(68,283,981)
Increase in cash and cash equivalents		63,033,509	30,960,930
Cash and cash equivalents, beginning of the period		14,403,785	47,241,742
Cash and cash equivalents, end of the period		77,437,294	78,202,672

Non-Cash Investing and Financing Activities:	10
Financing costs included in liabilities at the end of the period		127,344	—
Payments for vessels through related parties		—	189,375
Capital expenditures included in liabilities at the end of the period		179,751	1,665,575
Offering costs accrued included in liabilities at the end of the period		784,814	36,000

(1)	Restated so as to reflect the historical financial statements of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. acquired on July 1, 2015 from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-6

GasLog Partners LP

Notes to the unaudited condensed combined and consolidated financial statements

For the three and nine months ended September 30, 2014 and 2015

(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units completed on May 12, 2014 (the “IPO”).

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the vessel owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all periods are referred to as the unaudited condensed combined and consolidated financial statements.

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $171,857,469. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658,158. The total net proceeds of $175,515,627 were used to finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, which were acquired on July 1, 2015 for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership paid GasLog $172,626,653, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities assumed by the Partnership plus an adjustment of $15,126,653 in order to maintain the agreed working capital position of the acquired entities of $3,000,000.

The comparative financial statements as of December 31, 2014 and for the three- and nine-month periods ended September 30, 2014 have been retrospectively adjusted to reflect the historical operations of the aforementioned entities acquired on July 1, 2015 from GasLog since this represented a reorganization of entities under common control.

As of September 30, 2015, GasLog holds a 32.9% interest in the Partnership; as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of September 30, 2015, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo capacity (cbm)	Delivery date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed combined and consolidated financial statements should be read in conjunction with the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2014, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 17, 2015.

The accompanying unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and the Subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All intra-group transactions and balances are eliminated on consolidation.

F-7

The unaudited condensed combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. The same accounting policies and methods of computation have been followed in these unaudited condensed combined and consolidated financial statements as applied in the preparation of the Partnership’s combined and consolidated financial statements for the year ended December 31, 2014. On October 28, 2015, the Partnership’s board of directors authorized the unaudited condensed combined and consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2014.

The unaudited condensed combined and consolidated financial statements are expressed in U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

In considering going concern management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. As of September 30, 2015, our current assets totaled $92,074,388 while current liabilities totaled $370,327,817, resulting in a negative working capital position of $278,253,429. Current liabilities include $338,000,000 of loans due within one year, $315,500,000 of which we are currently discussing to refinance. Discussions to date with prospective lenders, while not yet conclusive, have been encouraging, for lending at suitable indicative terms. Based on these discussions and indicative terms, management remains confident that planned bank refinancing will be completed on a timely basis, in advance of any forthcoming maturities reflected in the negative working capital position as of September 30, 2015. As a matter of prudence, management are nonetheless in parallel assessing other sources of debt financing, such that a comprehensive refinancing is completed in timely fashion.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing and new loan agreements and debt and equity financings. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that we will be able to obtain future debt and equity financing on terms acceptable to us.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed combined and consolidated statements of financial position:

Amounts due from related parties
	December 31, 2014	September 30, 2015
Due from GasLog LNG Services (a)	925,398	1,539,265
Total	925,398	1,539,265

(a)	The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.
F-8

Amounts due to related parties
	December 31, 2014	September 30, 2015
Due to GasLog (b)	1,959,145	1,099,942
Due to GasLog Carriers Ltd. (“GasLog Carriers”) (c)	8,373,948	—
Total	10,333,093	1,099,942

(b)	The balance of $1,099,242 as of September 30, 2015 mainly represents unpaid board of directors’ fees of $100,000, outstanding commercial management and administrative fees of $324,000 plus outstanding consultancy fees of $677,342 that have been paid by GasLog on behalf of the Partnership. The balance of $1,959,145 as of December 31, 2014 mainly represents outstanding commercial management and administrative fees of $2,010,500.

(c)	As of December 31, 2014, the balance due to GasLog Carriers, the parent company of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. prior to their acquisition by the Partnership, represents dividends of $7,850,000 which were declared by the aforementioned subsidiaries but not paid as of December 31, 2014, plus 523,948 of operating expenses paid by GasLog Carriers on behalf of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd.

Loans due to related parties

	December 31, 2014	September 30, 2015
Revolving credit facility with GasLog	30,000,000	30,000,000
Total	30,000,000	30,000,000

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility has a term of 36 months, is unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of September 30, 2015, $30,000,000 was outstanding under the revolving credit facility.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed combined and consolidated statements of profit or loss for the three and nine months ended September 30, 2014 and 2015:

			For the three months ended		For the nine months ended
Company	Details	Account	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
GasLog	Commercial management fee(i)	General and administrative expenses	725,000	720,000	1,667,500	2,160,000
GasLog	Administrative services fee(ii)	General and administrative expenses	447,532	1,176,000	682,732	2,646,000
GasLog LNG Services	Management fees and other vessel management expenses(iii)	Vessel operating costs	1,113,200	1,104,000	2,111,313	3,312,000
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	55,580	—	114,444	131,940
GasLog	Interest on revolving credit facility	Interest expense	—	460,000	—	1,255,000

(i)	Commercial Management Agreements

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Pre-IPO Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Pre-IPO Commercial Management Agreements, GasLog provided commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of GasLog Shanghai, GasLog Santiago and Gaslog Sydney (the “Initial Fleet”) entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally into GasLog’s fleet in April and June 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588,000 per vessel per year in connection with providing services under this agreement.
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(iii)	Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd., and on March 31, 2011, GAS-five Ltd., entered into ship management agreements (“Pre-IPO Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Pre-IPO Ship Management Agreements provided for the following:

	•	Management Fees—A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

	•	Superintendent Fees—A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

	•	Share of General Expenses—A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

	•	Annual Incentive Bonus—Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses, with effect from April 1, 2015.

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2015	1,358,026,281
Additions	7,066,861
Write-off of fully amortized drydocking component	(1,624,000)
At September 30, 2015	1,363,469,142

Accumulated depreciation
At January 1, 2015	46,168,912
Depreciation expense	33,097,312
Write-off of fully amortized drydocking component	(1,624,000)
At September 30, 2015	77,642,224

Net book value
At December 31, 2014	1,311,857,369
At September 30, 2015	1,285,826,918

Vessels with an aggregate carrying amount of $1,285,826,918 as of September 30, 2015 (December 31, 2014: $1,311,857,369) have been pledged as collateral under the Partnership’s loan agreements.

5. Partners’ Equity

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,857,469. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658,158.

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6. Borrowings

	December 31, 2014	September 30, 2015
Amounts due within one year	22,500,000	338,000,000
Less: unamortized deferred loan issuance costs	(1,500,200)	(2,604,252)
Loans – current portion	20,999,800	335,395,748
Amounts due after one year	783,000,000	440,625,000
Less: unamortized deferred loan issuance costs	(7,462,858)	(4,671,670)
Loans – non-current portion	775,537,142	435,953,330
Total	796,536,942	771,349,078

The main terms of the $450,000,000 Citibank loan facility and the $30,000,000 revolving credit facility with GasLog have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2014. Refer to Note 8 “Borrowings”.

Citibank N.A. London Branch facility

Following the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the Partnership assumed $325,500,000 of outstanding indebtedness of the acquired entities. The loan was signed on May 12, 2014 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and $108,500,000 was drawn on June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. The aforementioned facility is secured as follows:

(i)	first priority mortgages over the vessels owned by the borrowers;
(ii)	guarantees from GasLog, the Partnership and its subsidiary GasLog Partners Holdings LLC;
(iii)	a pledge or a negative pledge of the share capital of the borrowers; and
(iv)	a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

The aforementioned facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility and any additional security provided to the lenders remain not less than 120% of the aggregate amount outstanding under the facility and any related swap exposure. In the event that the value of the vessels falls below the threshold, the Partnership could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact the Partnership’s liquidity.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75%;
(iii)	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $20,000,000 after the first drawdown;
(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	the market value adjusted net worth of GasLog must at all times be not less than $350,000,000.

Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

During the nine months ended September 30, 2015, repayments related to the Citibank loan facilities of $26,875,000 (nine months ended September 30, 2014: $98,232,618) were made in accordance with repayment terms.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its $450,000,000 Citibank loan facility, via which the Company’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees incurred during the nine-month period ended September 30, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility with the effective interest method.

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As the bank loan facilities bear interest at a variable interest rate, their fair value as of September 30, 2015 is equal to the amount outstanding of $748,625,000. The fair value of the revolving credit facility as of September 30, 2015 is $28,781,948.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2014	September 30, 2015
Unearned revenue	17,313,078	17,313,078
Accrued legal and other professional fees	487,884	233,434
Accrued management, commercial, administrative fees and other vessel management expenses (Note 3)	743,284	1,623,532
Accrued crew costs	1,770,259	2,460,906
Accrued off-hire	69,395	3,216,201
Accrued purchases	467,594	1,051,118
Accrued interest	1,949,950	3,750,440
Accrued board of directors’ fees	210,130	218,750
Other payables and accruals	624,380	886,035
Total	23,635,954	30,753,494

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Board of directors’ fees	212,500	268,356	419,758	824,524
Recognition of share-based compensation (Note 13)	—	68,898	—	136,298
Legal and professional fees	592,000	948,446	823,622	1,799,193
Commercial management fees (Note 3)	725,000	720,000	1,667,500	2,160,000
Administrative fees (Note 3)	447,532	1,176,000	682,732	2,646,000
Managers’ liability insurance	209,584	69,549	209,584	325,311
Foreign exchange differences, net	(9,476)	63,290	66,380	44,860
Other expenses, net	158,203	100,334	430,856	385,650
Total	2,335,343	3,414,873	4,300,432	8,321,836

9. Financial Costs and Gain/Loss on Interest Rate Swaps

An analysis of financial costs and gain/loss on interest rate swaps is as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Amortization of deferred loan issuance costs, including write-off	952,266	763,148	5,477,243	2,226,523
Interest expense on loans	6,072,614	6,106,982	13,029,880	17,928,671
Realized loss on cash flow hedges	—	—	813,375	—
Other financial costs including bank commissions	58,797	52,413	134,668	160,623
Total financial costs	7,083,677	6,922,543	19,455,166	20,315,817

Realized loss on interest rate swaps held for trading	756,761	—	1,982,287	—
Unrealized gain on interest rate swaps held for trading	(1,540,257)	—	(1,029,988)	—
Recycled loss of cash flow hedges reclassified to profit or loss	440,680	—	2,320,723	—
Total (gain)/loss on interest rate swaps	(342,816)	—	3,273,022	—

Interest rate swap agreements

During 2014, the Partnership terminated its existing interest rate swap agreements (designated as cash flow hedging instruments and held for trading) by paying their fair values on the respective termination dates plus accrued interest. The main terms of the Partnership’s terminated interest

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rate swap agreements have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2014. Refer to Note 17 “Derivative financial instruments”.

10. Non-cash Items on Statements of Cash Flows

As of September 30, 2015, there were capital expenditures for vessels paid by related parties of $189,375 (December 31, 2014: $0).

As of September 30, 2015, there were capital expenditures of $1,665,575 that had not been paid during the nine months ended September 30, 2015 and were included in current liabilities (December 31, 2014: $102,836).

As of September 30, 2015, there were offering costs of $36,000 that had not been paid during the nine months ended September 30, 2015 and were included in current liabilities (December 31, 2014: $86,766).

As of September 30, 2014, there were financing costs included in liabilities at the end of the period of $127,344 that had not been paid during the nine months ended September 30, 2014 and were included in current liabilities (December 31, 2013: $29,385).

As of September 30, 2014, there were capital expenditures included in liabilities at the end of the period of $179,751 that had not been paid during the nine months ended September 30, 2014 and were included in current liabilities (December 31, 2013: $93,025).

As of September 30, 2014, there were offering costs included in liabilities at the end of the period of $784,814 that had not been paid during the nine months ended September 30, 2014 and were included in current liabilities (December 31, 2013: $0).

11. Cash Distributions

On January 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2014, of $0.4345 per unit. The cash distribution was paid on February 12, 2015, to all unitholders of record as of February 9, 2015.

On April 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended March 31, 2015, of $0.4345 per unit. The cash distribution was paid on May 14, 2015 to all unitholders of record as of May 11, 2015.

On July 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended June 30, 2015, of $0.4345 per unit. The cash distribution was paid on August 13, 2015 to all unitholders of record as of August 10, 2015.

12. Earnings per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, GasLog Partners completed an equity offering of 4,500,000 common units and issued 91,837 general partner units. On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%.

Earnings per unit (“EPU”) and Diluted EPU is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the nine months ended
	September 30, 2014	September 30, 2015	September 30, 2014	September 30, 2015
Profit for the period	20,235,144	19,229,755	35,576,668	51,744,695
Less:
Profit attributable to GasLog’s operations*	(10,660,084)	—	(22,178,644)	(7,003,443)
Partnership’s profit for basic and diluted EPU	9,575,060	19,229,755	13,398,024	44,741,252
Partnership’s profit attributable to:
Common unitholders	5,566,215	12,250,657	7,590,014	30,394,017
Subordinated unitholders	3,817,343	5,514,085	5,540,049	12,371,992
General partner	191,502	384,595	267,961	894,825
Incentive distribution rights**	—	1,080,418	—	1,080,418
Weighted average number of units outstanding (basic and diluted)
Common units	9,871,271	21,822,358	9,854,273	16,959,721
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	401,911	645,811	401,564	546,574
Earnings per unit (basic and diluted)
Common unitholders	0.56	0.56	0.77	1.79
Subordinated unitholders	0.39	0.56	0.56	1.26
General partner	0.48	0.60	0.67	1.64
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* Represents profits of: (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control (Note 1), (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period and (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

** Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights (“IDRs”) following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

13. Share-based Compensation

On April 1, 2015, the Partnership granted to its executives, Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “Plan”). The RCUs and PCUs will vest on March 31, 2018. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

Awards	Number	Grant date	Fair value at grant date
RCUs	16,999	April 1, 2015	24.12
PCUs	16,999	April 1, 2015	24.12

In accordance with the terms of the Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $24.12 per common unit and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

	Number of awards	Weighted average contractual life	Aggregate fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016
Outstanding as of September 30, 2015	16,999	2.50	410,016
PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016
Outstanding as of September 30, 2015	16,999	2.50	410,016

The total expense recognized in respect of equity-settled employee benefits for the three and nine months ended September 30, 2015 is $68,898 and $136,298 respectively ($0 for both periods in 2014). The total accrued cash distribution as of September 30, 2015 is $29,544 (December 31, 2014: $0) and is included under “Other non-current liabilities”.

14. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of September 30, 2015 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

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Period	September 30, 2015
Not later than one year	200,920,665
Later than one year and not later than three years	388,617,957
Later than three years and not later than five years	174,500,500
More than five years	5,654,500
Total	769,693,622

Following the acquisition of the vessels from GasLog in September 2014 and July 2015, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., is counter guarantor for the acquisition from BG Group of the 5/6 of depot spares with an aggregate value of $6,000,000. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined and consolidated financial statements.

15. Subsequent Events

On October 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended September 30, 2015, of $0.478 per unit that is payable on November 12, 2015 to all unitholders of record as of November 9, 2015.

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